UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________________

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
 EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the fiscal year ended December 31, 2006

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
 EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from ________ to _______

Commission File Number	Name of Registrant, State of Incorporation, Address and Telephone Number	I.R.S. Employer Identification No.
001-32462	PNM Resources, Inc. (A New Mexico Corporation) Alvarado Square Albuquerque, New Mexico 87158 (505) 241-2700	85-0468296

PNM RESOURCES, INC.
RETIREMENT SAVINGS PLAN
(Full title of the plan)

 PNM Resources, Inc.
(Name of issuer)

Alvarado Square
Albuquerque, New Mexico 87158
(Address of issuer’s principal executive office)

PNM RESOURCES, INC. RETIREMENT SAVINGS PLAN

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005	2

Statements of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2006	3

Notes to Financial Statements as of December 31, 2006 and 2005, and for the Year Ended December 31, 2006.	4 - 8

Supplemental Schedule:

Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) - December 31, 2006	9

Exhibit Index	10

Signature	11

NOTE:  The accompanying financial statements have been prepared in part for the purpose of filing with the Department of Labor's Form 5500. Supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of
PNM Resources, Inc. Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the PNM Resources, Inc. Retirement Savings Plan (the "Plan") as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, in 2006 the Plan changed its method of accounting for investments in collective funds which hold investment contracts due to the adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans and, retrospectively, adjusted the statement of net assets available for benefits as of December 31, 2005.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic 2006 financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2006 financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

June 26, 2007

PNM Resources, Inc.
Retirement Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31, 2006 and 2005

	2006	2005

Investments, at fair value:
Shares of registered investment companies	$397,557,620	$252,835,825
Shares of common/collective trusts	21,619,429	18,440,753
PNM Resources, Inc. Common Stock Fund	10,831,711	8,807,369
Participant loans	10,282,649	6,888,804

Total investments	440,291,409	286,972,751

Receivables:
Employer contributions	420,101	1,055,768
Participant contributions	165	740,259

Total receivables	420,266	1,796,027

Total assets	440,711,675	288,768,778

Net assets available for benefits at fair value	440,711,675	288,768,778

Adjustment from fair value to contract value for benefit responsive
investment contracts	208,036	243,190

Net assets available for benefits	$440,919,711	$289,011,968

The accompanying notes are an integral part of these financial statements.

PNM Resources, Inc.
Retirement Savings Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2006

Additions to net assets:
Investment income:
Interest and dividend income	$20,893,511
Net appreciation in fair value of investments	22,559,926

Total income	43,453,437

Contributions:
Participants' contributions	21,570,851
Employer's contributions	19,512,255
Other Additions	12,835

Total contributions	41,095,941

Asset Transfer In (TNMP Thrift Plan)	90,219,788

Total additions	174,769,166

Deductions from net assets:
Benefits paid to participants	22,831,005
Administrative expenses	30,418

Total deductions	22,861,423

Net increase in net assets available for benefits	151,907,743

Net assets available for benefits, beginning of year	289,011,968

Net assets available for benefits, end of year	$440,919,711

        The accompanying notes are an integral part of these financial statements.

        PNM Resources, Inc.
      Retirement Savings Plan

        NOTES TO FINANCIAL STATEMENTS

        As of December 31, 2006 and December 31, 2005, and for the Year Ended December 31, 2006

1.	PLAN DESCRIPTION

The following description of the PNM Resources, Inc. (“PNMR” or the “Company”) Retirement Savings Plan (the “Plan”) is provided for general information purposes only.  More complete information regarding the Plan’s provisions may be found in the Plan document.

General– The Plan is a defined contribution plan sponsored by the Company and covering all employees of the Company and adopting affiliates who meet the eligibility requirements as defined by the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  The Plan is administered by the PNMR Benefits Governance Committee (the “Committee”) and the PNMR Corporate Investment Committee has the authority regarding investment oversight for the Plan.  The PNMR Services Company Benefits Department also has responsibility for certain aspects of Plan administration.

Eligibility – Employees of the Company and its participating affiliates may participate in the before-tax contributions portion of the Plan as of the first payroll period after the employee completes and submits the enrollment materials.  An employee becomes eligible to participate in the Company contributions portion of the Plan as of the first day of the payroll period after the employee completes three months of continuous service with the Company or its participating affiliates.

Employees of the Company and its participating affiliates who are hired on or after January 1, 2006, and who do not voluntarily elect to enroll in the before-tax contributions portion of the Plan will be automatically enrolled in the before-tax contributions portion of the Plan on the first day of the first payroll period after the employee has received notice of automatic enrollment and been given a reasonable period in which to make an election.  If an employee hired on or after January 1, 2006 does not want to be automatically enrolled in the before-tax contributions portion of the plan, the employee must affirmatively elect not to participate.

Contributions and Vesting – Eligible employees may contribute between 1% and 100% of compensation as defined by the Plan, limited by requirements of the Internal Revenue Code (“IRC”).  For 2006, the maximum allowable pre-tax contribution was $15,000.  The Plan also allows participants attaining the age of 50 or older by the end of the calendar year to make catch-up contributions in accordance with Section 414(v) of the IRC.  The maximum catch-up contribution for 2006 was $5,000.

If an employee is automatically enrolled in the Plan, the Company and its participating affiliates will automatically withhold 3% of the participant’s compensation each payroll period and contribute that amount on a pre-tax basis to the participant’s account in the Plan.  Effective June 2006, each participant’s before-tax contributions will be automatically increased by 1% on the first pay date each June until the participant reaches the greater of (1) 100% of available eligible earnings or (2) the maximum amount of before-tax contributions permitted by the IRC unless a participant affirmatively elects to not have the participant’s contributions increased.

The Company provides a matching contribution of 75% of the participant’s contributions up to 6% of the participant’s eligible compensation (maximum Company contribution of 4.5%).  The Company also makes a contribution based on the participant’s age as follows:

Under 40 years of age	3%
40 - 44 years of age	5%
45 - 49 years of age	6%
50 - 54 years of age	8%
55 years of age or older	10%

        PNM Resources, Inc.
      Retirement Savings Plan

        NOTES TO FINANCIAL STATEMENTS

        As of December 31, 2006 and December 31, 2005, and for the Year Ended December 31, 2006

The retirement benefit provided by this Plan is dependent upon the contributions made by the employee, and Company match, the Company’s age based contribution described in the table and the rate of return on the investments.  Should an employee not participate in the matching contributions, a retirement benefit will be derived exclusively from the age-based contribution made by the Company.  Should an employee take full advantage of the matching portions by contributing 6%, a retirement contribution ranging from 13.5% to 20.5% can be accrued each year along with any investment gain or loss.

Participants are fully vested in their contributions and earnings (losses) thereon.  In addition, participants are vested in the Company's contributions to the participant’s Plan accounts as soon as they are made.  There were no forfeitures during the Plan year.

Benefits– Upon termination of service for any reason, a participant may elect to receive benefits via a distribution in a lump sum, take installment distributions not to exceed a period longer than his or her life expectancy, direct a rollover of the account balance to another qualified plan or individual retirement account or leave the account in the Plan if the balance is $1,000 or greater.

Participant Accounts– Individual accounts are maintained for each Plan participant to reflect the participant’s contribution, the Company’s contribution and the participant’s share of the Plan’s income and expenses.  Allocations are based on participant account balances, as defined in the Plan document.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Options– Participants are able to allocate their contributions among various investment options.

Participant Loans – Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum aggregate equal to the lesser of $50,000 or 50% of their account balance.  Amortization periods may not exceed five years.  Loans for the purchase of a primary residence may be repaid over a longer period of time, as determined by the Committee.  All loans shall be repaid with a substantially level amortization of both principal and interest on a schedule prescribed by the Committee with payments made at least quarterly.  Any loan is secured by 50% of the balance in the participant’s account and bears interest at a rate commensurate with the interest rates charged by persons in the business of lending money for loans which would be made under similar circumstances, as determined by the Committee.  Interest rates on outstanding loans at December 31, 2006 range from 5% to 10.75% and have maturity dates that range from January 2006 to December 2016.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Income Recognition– Interest income is recorded as earned on the accrual basis.  Dividend income is recorded on the ex-dividend date.  Capital gain distributions are included in dividend income.

Investment Valuation– Investments of the Plan are stated at fair value.  Investments in registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.  Units in the Retirement Savings Trust are valued at net asset value at year-end.  The Company stock fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position).  Participant loans are valued at cost, which approximates fair value.  Purchases and sales are reflected on a trade-date basis.

        PNM Resources, Inc.
      Retirement Savings Plan

        NOTES TO FINANCIAL STATEMENTS

        As of December 31, 2006 and December 31, 2005, and for the Year Ended December 31, 2006

The common collective trust fund holds underlying investments in investment contracts and is valued based on the fair value of the contracts and is then adjusted by the issuer to contract value.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.  Participants do not have a beneficial ownership in specific underlying securities in the fund, but have an interest therein represented by units valued as of the last business day of the period.

Risks and Uncertainties– The Plan invests in various investment securities.  Investments are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

The Vanguard International Growth Fund invests in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in companies in the United States.  These risks included devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices and possible adverse political and economic developments.  Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those of securities of comparable companies in the United States.

Administrative Expenses– The Company pays substantially all administrative expenses of the Plan, except for the administrative costs of mutual funds and loan processing fees.  Participant fees and administrative fees amounted to $48,955.75 during the year ended December 31, 2006.

Payment of Benefits– Benefits are recorded when paid.

Use of Estimates– The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

New Accounting Pronouncement - As described in Financial Accounting Standards Board Staff Position FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the"FSP"), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to direct or indirect investments in fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  As required by the FSP, the Statement of Net Assets Available for Benefits presents the investment contracts at fair value and an adjustment to contract value.  The FSP requires retroactive adoption; therefore, prior year balances have been reclassified.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

        PNM Resources, Inc.
      Retirement Savings Plan

        NOTES TO FINANCIAL STATEMENTS

        As of December 31, 2006 and December 31, 2005, and for the Year Ended December 31, 2006

3.           INVESTMENTS

The fair values of individual investments as of December 31, 2006 and 2005, that represent five percent or more of the Plan’s net assets at the respective year-end dates, are as follows:

	2006	2005
Vanguard PRIMECAP Fund	60,941,789	33,305,773
Vanguard Wellington Fund	60,420,760	35,398,976
Vanguard 500 Index Fund	52,600,397	27,322,740
Vanguard Prime Money Market Fund	51,225,990	-
Vanguard Treasury Money Market Fund	-	25,085,582
RS Partners	9,095,964	-
Vanguard Windsor Fund	-	20,266,775
Vanguard Windsor II Fund	45,279,613	18,169,058
Vanguard Strategic Equity Fund	-	18,404,751
Vanguard Long-Term Treasury Fund	-	11,895,373
Vanguard International Growth Fund	-	12,059,023
Vanguard LifeStrategy Growth Fund	-	6,853,234
Vanguard LifeStrategy Moderate Growth Fund	-	5,029,905
Vanguard Asset Allocation Fund	-	4,774,663
Vanguard Short-Term Corporate Fund	-	4,578,034
Vanguard LifeStrategy Income Fund	-	2,505,734
Vanguard LifeStrategy Conservative Growth Fund	-	2,160,504
Vanguard Prime Mondy Market Fund	-	947,779
Vanguard Explorer Fund	19,269,460	-
Vanguard Target Retirement 2005	3,295,097	-
Vanguard Target Retirement 2015	17,414,446	-
Vanguard Target Retirement 2025	13,607,992	-
Vanguard Target Retirement 2035	6,160,987	-
Vanguard Target Retirement 2045	5,587,158	-
Vanguard Target Retirement Income	2,069,204	-
Vanguard Retirement Savings Trust	21,827,465	18,683,943
PIMCO Total Return Fund	22,302,151	-
PIMCO Total Return Fund, Administrative	-	4,951,202
PIMCO StocksPLUS Fund - Admin Class	-	1,683,408
American Funds EuroPacific R5	28,256,614	-
Baron Growth Fund	-	8,453,746
American Funds Growth Fund	-	8,989,565

During 2006, the Plan's investments appreciated in fair value as follows:
		2006
Registered investment companies:		20,260,095
PNM Resources, Inc. Common Stock Fund		2,299,831

		22,559,926

The net appreciation in fair value of investments includes both realized gains (losses) and unrealized appreciation (depreciation).

        PNM Resources, Inc.
      Retirement Savings Plan

        NOTES TO FINANCIAL STATEMENTS

        As of December 31, 2006 and December 31, 2005, and for the Year Ended December 31, 2006

4.	TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated April 19, 2004, that the Plan and the related trust are designed in accordance with applicable sections of the IRC.  Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5.	PARTY-IN-INTEREST

The Plan presently holds shares of the Company’s stock.  Participants are allowed to invest their accounts in the PNMR Common Stock Fund.  In addition, the Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company (“VFTC”).  VFTC acts as the Trustee for only those investments as defined by the Plan.  Transactions in these investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

6.	PLAN TERMINATION

Although it has not expressed any interest to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their account balances remaining after the final allocation of expenses and fund profits or losses.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the amounts reflected in the Form 5500 as of December 31, 2006 and 2005:

	2006	2005

Net assets available for benefits per the financial statements	$440,919,711	$289,011,968
Adjustment from contract value to fair value for fully
benefit-responsive investment contracts	(208,036)	(243,190)

Net assets available for benefits per the Form 5500	$440,711,675	$288,768,778

The following is a reconciliation of the net increase in assets before transfers-in per the financial statements to the amounts reflected in the Form 5500 as of December 31, 2006:

	2006
Net increase in assets before transfers-in per the financial statements	$43,453,437
Adjustment from contract value to fair value for fully
benefit-responsive investment contracts	(208,036)

Net increase in assets before transfers-in per Form 5500	$43,245,401

******

PNM Resources, Inc.
Retirement Savings Plan
EIN 85-0468296, Plan No. 005

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2006

Identity of Issue		Description of Investment	Cost	Current Value

	Vanguard Group:
*	Vanguard PRIMECAP Fund	Registered investment company	**	$ 60,941,789
*	Vanguard Wellington Fund	Registered investment company	**	60,420,760
*	Vanguard 500 Index Fund	Registered investment company	**	52,600,397
*	Vanguard Prime Money Market Fund	Registered investment company	**	51,255,990
*	RS Partners	Registered investment company	**	9,095,964
*	Vanguard Windsor II Fund	Registered investment company	**	45,279,613
*	Vanguard Explorer Fund	Registered investment company	**	19,269,460
*	Vanguard Target Retirement 2005	Registered investment company	**	3,295,097
*	Vanguard Target Retirement 2015	Registered investment company	**	17,414,446
*	Vanguard Target retirement 2025	Registered investment company	**	13,607,992
*	Vanguard Target Retirement 2035	Registered investment company	**	6,160,987
*	Vanguard Target Retirement 2045	Registered investment company	**	5,587,158
*	Vanguard Target Retirement Income	Registered investment company	**	2,069,204
*	Vanguard Retirement Savings Trust	Common/Collective Trust	**	21,827,465
	PIMCO Total Return Fund	Registered investment company	**	22,302,151
	American Funds EuroPacific R5	Registered investment company	**	28,256,614
*	Participant Loans	5% - 10.75%, maturing 1/2007 to 12/2016	**	10,282,649
*	PNM Resources, Inc. Common Stock Fund	Company stock fund	**	10,831,711

	Total investments			$ 440,499,447

*	Represents a party-in-interest.
**	Participant-directed investment, cost not required.

EXHIBIT INDEX

Exhibits Number:

23.1	Consent of Deloitte & Touche LLP.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

PNM RESOURCES, INC.
Retirement Savings Plan
(Name of Plan)

Date: June 29, 2007	By:	/s/ Alice Cobb
Alice Cobb
Committee Chairperson, PNM Resources, Inc.
Benefits Governance Committee